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                        E M H - EMERGING MEDIA HOLDINGS
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                                                                  March 21, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

         Re:      Emerging Media Holdings, Inc.
                  Form 10-SB for the period ended September 30, 2006 Filed January 23, 2007
                  File No.:  0-52408

Dear Sir or Madam:

         We received your letter of March 20, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Form 10-SB for the Period ended September 30, 2006, and we hereby submit the following responses to the numbered comments.

         Please be advised that notwithstanding, the comments of the Commission, we acknowledge that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
          o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United State.

         Thank you very much.

                                                       Very truly yours,

                                                       /s/ Iurie Bordian
                                                       Iurie Bordian,
                                                       President



                      tel/fax : + 37322/237979, +37322/237981

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     Question #1: Disclose the number of shares transferred to associates of
     Cabavarum. Also, disclose the nature of the related ownership of the associates with Cabavarum that results in a change in control of Emerging Media Holdings. Delete the sentence at page F-8 that refers to "purchase accounting with no goodwill recorded". Also revise the disclosure in the last paragraph at page F-7 to describe the transaction as a recapitalization, not a reverse acquisition. This type of merger with a public shell is considered a capital transaction in substance, rather than a business combination. You should explain that the financial statements reflect the assets and liabilities of Cabavarum and Analytic Media Group at historical carrying amounts.

     Answer:

     Total number of shares issued to the associates of Cabavarum: 6,726,400 (description below):

     -            1,400,000 (9.3%) Common Shares to Century Enterprises, Inc.
Michail Sofronov - President. The arrangement with the Century Enterprises, Inc. is crucial to receiving new content from the Russian Media Market. Century Enterprises, Inc. brokers deals with media companies in Russian Media Market and brings the content to Moldova. Century Enterprises, Inc. also lobbies Emerging Media Holdings interests with Gazprom Media. Century Enterprises, Inc. will also work on securing revenues for the Company via advertising funds received from Russian Business Agents.

         -        1,331,600 (8.8%) Common Shares to Mr. Cornel Esanu.
Mr. Esanu is one of the key Company's agents with extensive industry background, who is also in charge of securing marketing funds from Moldovan Marketing Agencies. Mr. Esanu is also our strategic consultant, who is researching opportunities in the field of mergers and acquisitions.

         -        1,331,600 (8.8%) Common Shares to Mrs. Lilea Ciumac.
Mrs. Ciumac is an independent agent with great connections on the Romanian Media Market. Mrs. Ciumac represents the Company's interests in Romania, plans penetration of the Romanian market through mergers, acquisitions or partnerships. Mrs. Ciumac will also work on securing revenues for the company through advertising funds received from Romanian Business Agents. Mrs. Ciumac provides lobby with the Romanian Governmental Institutions.

         -        1,331,600 (8.8%) to Ms. Rodica Turcan.
Ms. Turcan is an independent agent, a graduate of the Moscow Diplomatic School, whose resume credential include experience working for the United Nations. Ms. Turcan is in charge of the Ukrainian Media Market. Ms. Turcan represents the Company's interests in Ukraine, plans penetration of the Ukrainian market through mergers, acquisitions or partnerships. Ms. Turcan will also work on securing revenues for the company through advertising funds received from Ukrainian Business Agents. Ms. Turcan provides lobby with the Ukrainian Governmental Institutions.

         -        1,331,600 (8.8%) to Domnica Popovichi:
Ms. Popovichi is engaged to revolutionize the Company's programming process and to bring it to the level where the Company can take the leading position in the nation and not only keep up with the competition but also have a competitive advantage.


Chiril Luchinsky remains the largest shareholder with 5,051,000 shares or 33.5%.

The sentence on page F-8 has been deleted and the transaction has been described as a recapitalization. Reference has been made that the financial statements prior to the merger are those of Cabavarum and the financial statements reflect the assets and liabilities of Cabavarum and AMG at historical carrying amounts.

           Question #2:Remove the financial statements for Emerging Media Holdings Inc. (Development Stage Company) and Cabavarum S.R.L. and subsidiary since the financial statements of Emerging Media Holdings Inc and Subsidiaries beginning at page F2 represent the financial position and operations of the registrant after the recapitalization transaction.

           Answer:

The financial statements have been removed.